Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	May 13, 2011

A Publication of The Provo Group, Inc.	FIRST QUARTER 2011

FIRST QUARTER OF 2011 DISTRIBUTION…

The Partnership is distributing $255,000 for the First Quarter of 2011, which is $5.51 per unit. This is $5,000 ($.11 per unit) higher than planned due primarily to timing differences in disbursements. We only distribute “actual” adjusted net cash flow.

Total cash distributions from adjusted operating and investment cash flows for the remaining three operating quarters of 2011 are projected to be slightly higher than budget at $755,000 ($16.31 per unit) as compared to $750,000 ($16.21) per unit as originally planned. The 2011 cash distributions may be further increased dependent upon the costs associated with any hard copy 2011 Consent and 2010 Annual report mailing requests by investors.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further First Quarter of 2011 unaudited financial information, see the Partnership’s March 31, 2011 interim financial report filed on Form 10-Q with the SEC on or around May 13, 2011. Like last year, a hard copy of the Partnership’s 2011 Annual Report on Form 10-K, which was filed with the SEC on March 24, 2011, is not included with this newsletter. A copy of the First Quarter 2011 10-Q and the 2010 10-K and other public reports can be viewed/printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov.

DISTRIBUTION HIGHLIGHTS

•	$255,000 ($5.51 per unit) distributed for the First Quarter of 2011, (see Adjusted Condensed Statements of Cash Flows attached).

•

$1,567 to $1,418 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of May 1, 2011, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE

Leased Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	1 Q 11

LEASED PROPERTY HIGHLIGHTS

•

Phoenix, AZ (operates as a Denny’s restaurant): The lease on the property is set to expire on April 30, 2011. Per the third modification to Denny’s lease, which was dated January 1, 2011, the tenant’s lease is to be month-to-month beginning on May 1, 2011. In addition, Denny’s rent, beginning January 1, 2011 and until the month-to-month lease should be terminated, will be strictly percentage rent at eight percent of monthly sales over a defined breakpoint. In addition, an escrow fund for property improvements was instituted beginning January 1, 2011.

•

Des Moines, IA (operates as Daytona’s All Sports Café): The lease on the property is set to expire on May 31, 2011. Management and the tenant have signed a letter of intent which agrees in principal to a three year lease extension set to begin on June 1, 2011. Monthly rent is to continue at $6,000, with $600 potential rent discount for timely payment of monthly obligations and sales reporting. The June rent for each of the three years is to be abated.

•

Mt. Pleasant, SC (operates as a Wendy’s restaurant): As reported in the previous newsletter, the County of Charleston has made an offer to the Partnership of $176,900 in connection with an eminent domain acquisition of a portion of the Mt. Pleasant site for Right of Way for planned road improvements. Unfortunately, the plan provided for the relocation of ingress and egress that could make the operation of the Wendy’s restaurant uneconomic. We continue to working actively with Wendy’s to facilitate a re-engineering of the County’s plans to preserve the viability of the site for Wendy’s operational use.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Second Quarter of 2011 is scheduled to be mailed on August 15, 2011.

•	What was the estimated December 31, 2010 Net Unit Value (“NUV”)?

Management’s has estimated the December 31, 2011 Net Unit Value of each interest of the Partnership to approximate $320, as noted in the letter mailed to investors on February 15, 2011. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	When can I expect to receive my 2010 Partnership K-1?

According to IRS regulations, Management was not required to mail K-1’s until April 18th, 2011. The 2010 K-1’s were mailed in mid March of 2011.

•	How can I obtain a hard copy of the 2010 Annual Report or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Tuesday, July 5, 2011 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 and 2010

(Unaudited)

	2011	2010
Net Cash Flows Provided by Operating Activities—as reported	$522,223	$539,616
Adjustments:
Changes in working capital (a)	(10,122)	(32,796)
Cash flows advanced from past or current cash flows (reserved for future) (b)	(265,801)	(310,130)

Net Adjusted Cash Flows Provided by Operating Activities	$246,300	$196,690

Cash Flows provided by Investing Activities—as reported	$8,700	$8,310

Total Adjusted Cash Flows Provided by Operating Activities and Cash Flows Provided by Investing Activities	$255,000	$205,000

	ACTUAL	ACTUAL
Quarterly Distribution	$255,000	$205,000
Mailing Date	5/13/11	5/14/10

(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership’s GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership’s GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership’s period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow provided by operating activities should not be considered as an alternative for cash flow provided by operating activities computed on a GAAP basis as a measure of our liquidity.

We believe that adjusted cash flow provided by operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow provided by operating activities as defined by GAAP, and we use this measure when evaluating distributions to Limited Partners.